FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008
Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (Translation of registrant's name into English)

7 Reid Street
4th Floor
Hamilton, HM 11 Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

The Press Release attached as an exhibit hereto is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, Dated April 3, 2008, Brookfield Infrastructure Partners Announces US$1 Billion Financing for Longview Timberlands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its General Partner BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: April 3, 2008	By:	/s/ James Keyes
Name: James Keyes
Title: Director